Sichenzia Ross Friedman Ference LLP
61 Broadway New York NY 10006
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

June 20, 2007

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iris BioTechnologies, Inc. Registration Statement on Form SB-2 Filed April 12, 2007 File No. 333-142076

Dear Mr. Mumford:

This firm represents Iris BioTechnologies, Inc. (the “Company”) in the above-referenced matter. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your May 9, 2007 comment letter:

Prospectus

1.	Please provide the disclosure required by Regulation S-B Item 506.

Response

Notwithstanding the Staff’s comment, we do not believe that disclosure is required by Item 506 of Regulation S-B. Simon Chin, the Chief Executive Officer of the Company acquired his equity in the Company in 1999. The only other relevant individual to have acquired equity in the Company is Daniel Farnum, a member of the Board of Directors. Dr. Farnum made numerous investments in the Company and most recently acquired 13,000 shares of common stock of the Company for a purchase price of $2.00 per share. We do not believe that the anticipated market price of $2.25 per share is “significantly more” than the last price paid for by Mr. Farnum and therefore we do not believe that the additional disclosure is required.

Prospectus Summary, page 5

2.
Eliminate the technical jargon such as “gene expression kit” and “information“from the forepart of your prospectus. Instead, explain these concepts in complete, everyday language. See Rule 421(d) of Regulation C.

Response

We have revised the prospectus to eliminate the technical jargon and explained these concepts in complete, everyday language.

3.	Please balance your summary to clearly highlight the stage of development of your products and hurdles to commercialization.

Response

We have revised the prospectus to balance the summary to clearly highlight the stage of development of the Company’s products and hurdles to commercialization.

Risk Factors, page 6

4.
Please add risk factor disclosure discussing the risks associated with the hurdles you need to overcome to bring a product to market, including but not limited to, research and development, FDA approval and manufacturing the product.

Response

We have revised the prospectus to add a risk factor disclosure discussing the risks associated with the hurdles needed to overcome to bring a product to market, including but not limited to, research and development, FDA approval and manufacturing the product

5.	Please add a prominent risk factor to describe the effect of section 11.1 of your bylaws.

Response

In light of their desire to become a publicly traded entity, the Company has amended and restated its bylaws so that their bylaws reflect the needs and issues effecting similarly situated companies. Accordingly, the new bylaws have been filed as an amendment to the registration statement to replace the former bylaws of the Company. Therefore, the requested risk factor is no longer necessary.

Market for Securities, page 11

6.	Please disclose the number of your shares that could be sold pursuant to rule 144.

Response

We have revised the prospectus to disclose the number of your shares that could be sold pursuant to rule 144.

Business, page 17

7.
Please avoid reliance on technical terms that are not clear from context. If you must include technical terms in the body of your prospectus that are understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, do not use technical terms or in industry jargon in your concise explanations. For example and not as a complete 1ist, we note your use of the following terms:

embedded arrays	steric hindrance
test probes	bioinformatics
genetic signature	piezo-electric
disease biomarker	terminal moiety
diagnostic guided therapy	solid-phase chemical synthesis
microfluidics

If you elect to retain terms like this and add concise explanations where you first use them, please tell us why you cannot replace the terms with disclosure that can be understood by investors who do not work in your industry. Please also ensure that your revised disclosure permits investors who do not work in your industry to be able to understand clearly how your product works and how it achieves the advantages you mention.

Response

We have revised the Business section of the prospectus in accordance with the Staff’s comments.

8.
Please provide us independent, objective support for the statements on page 17 of “widespread scientific validation of gene expression profiling” and that your product will “revolutionize the way medicine will be practiced”

Response

Included herewith are copies of the following publications, which are all widely available to the public:

The New England Journal of Medicine - 2007
Breast Cancer Update - Surgeons - 2005
Breast Cancer Research - 2005

The Company believes that these publications provide independent, objective support for the statements made by the Company on page 17.

9.
We note your reference to the education section of your web site at the end of the third paragraph and to the national cancer institute at the bottom of the sixth paragraph. Please file the hyperlinked information. See Footnote 41 of Release Nos. 33-7856.

Response

The prospectus has been revised to remove the references to the hyperlink.

10.	We note your risk factor disclosure about your current clinical collaboration; on page 10. Please describe these collaborations here and tell us why you have not filed these agreements as exhibits.

Response

Currently, the Company’s clinical collaborations are exploratory and there are no formal agreements to file as exhibits. The Company has Internal Review Board (IRB) approvals from two hospitals to collect patient samples for its’ clinical studies. When the Company gets closer to do the clinical studies using its breast cancer chip, it will finalize the collaborations and file them accordingly, at such time.

Our Solutions, page 18

11.	Please state clearly the stage of development of your product and the technological and other hurdles that must be resolved before you can commercialize the product.

Response

The prospectus has been revised to state clearly the stage of development of the Company’s product and the technological and other hurdles that must be resolved before the Company can commercialize the product.

12.
Please clarify the status of your database. Does it currently have all information required to perform the functions disclosed? If not, what portion is complete and what hurdles remain to obtain the missing data?

Response

The prospectus has been revised to clarify the status of the Company’s database.

Sales and Marketing, page24

13.	Please reconcile the statement in the first sentence that reimbursement exists with your risk factor disclosure that reimbursement is uncertain.

Response

The prospectus has been revised to clarify that although we believe that we will receive reimbursement, until we begin operations it is uncertain

14.
We note your disclosure that your customer base includes identified entities. If you have not yet sold your product or entered into binding purchase agreements, please revise your disclosure to remove any implication that these entities have purchased your product or have agreed to do so.

Response

The prospectus has been revised to remove any implication that entities have purchased the Company’s product or have agreed to do so

Intellectual Property, page 24

15.	Please disclose the duration of the four patents. Also, please clarify whether you own them.

Response

The prospectus has been revised to disclose the duration of the four patents and to clarify that the Company owns them.

Government Regulation, page 25

16.
Please describe the process that you will need to go through to obtain your FDA approval. Include a discussion of approvals to begin studies not using human subjects, approvals to begin human studies, and approvals to begin marketing. Also disclose the status of your product within this process.

Response

The prospectus has been revised to describe the process that the Company will need to go through to obtain FDA approval.

Board of Directors, page22

17.	Please provide the disclosure required by Regulation S-B Item 407(a).

Response

The prospectus has been revised to provide the disclosure required by Item 407(a) of Regulation S-B.

Certain Relationships and Related Transactions, page 28

18.
We note you reference “the above transactions” yet have not provided disclosure of any transactions in this section. Please provide the disclosure required by Item 404 of Regulation S-B. For example, we note the related-party notes payable mentioned in your discussion of liquidity and capital resources.

Response

The prospectus has been revised to provide the disclosure required by Item 404 of Regulation S-B.

Description of Securities, page 29

19.	Please reconcile your statement regarding cumulative voting with section 7. 10 of your by laws.

Response

The amended and restated bylaws of the Company no longer provide for cumulative voting.

20.
Please tell us when a public offering of you stock will have occurred for purposes of section 12.6 of your bylaws. Will such a public offering be deemed to have been consummated upon the effectiveness of this registration statement?

Response

The amended and restated bylaws of the Company no longer provide the requirements of former section 12.6.

Selling Stockholders, page 30

21.	Where the selling shareholder is offering only a portion of its shares, please clarify which of the shares mentioned in the footnotes are the ones that are offered for sale.

Response

The prospectus has been revised to clarify which of the shares mentioned in the footnotes are the ones that are offered for sale.

22.	Please identify the individuals with beneficial ownership of the shares held by the entities described in the selling stockholder table, for example, see note 1 and note 15.

Response

The prospectus has been revised to identify the individuals with beneficial ownership of the shares held by the entities described in the selling stockholder table

23.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as in underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shall being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

Response

The prospectus has been revised to state that we have been notified by the selling stockholders that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers.

24.	Please ensure reconcile the beneficial ownership reported in this table with the disclosure in your table disclosing the beneficial ownership of management.

Response

The prospectus has been revised to reconcile the beneficial ownership reported in this table with the disclosure in your table disclosing the beneficial ownership of management.

Recent Sales of Unregistered Securities, page II-1

25.
Please ensure that the information in this section is reconcilable to the footnotes in your table of selling security holders. For example, we note that the footnotes refer to a February 14, 2007 transaction that you have not disclosed in this section.

Response

The registration statement has been revised to ensure that the information in this section is reconcilable to the footnotes in your table of selling security holders.

26.
Please ensure that your disclosure in this section is reconcilable to your Statement of Deficiency in Stockholders’ Equity, For example, we note the reference to March 2006 transactions in that statement. Where you disclose in this section1 securities issued for services, please disclose the nature and duration of the services.

Response

The registration statement has been revised to ensure that the Company’s disclosure in this section is reconcilable to its Statement of Deficiency in Stockholders’ Equity.

Undertakings, page II-3

27.	Please provide the undertaking required by Regulation S-B Item 512(g)(2).

Response

Part II of the Registration Statement has been revised to provide the undertaking required by Regulation S-B Item 512(g)(2).

Exhibits

28.	Please file the related-party notes mentioned on page 16.

Response

The related-party mentioned on page 16 were oral arrangements between the Company and the relevant related parties, accordingly there are no documents to be filed as exhibits.

Exhibit 5.1

29.	Please clearly identify the shares covered by your opinion of counsel.

Response

A new opinion of counsel has been issued and filed as Exhibit 5.1 to clearly identify the shares covered.

30.
Please ask your counsel to tell us the reason for the “when issued” condition in the third paragraph of this exhibit. It appears from your table of selling sect thy holders that the shares are already issued.

Response

A new opinion of counsel has been issued and filed as Exhibit 5.1 to remove the “when issued” condition in the third paragraph of this exhibit.

***
Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Yoel Goldfeder
Yoel Goldfeder